SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 4, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 4, 2004, regarding Ericsson nomination committee proposal.

Ericsson Press Releases

Ericsson nomination committee proposes election of Nancy McKinstry

Date: Thursday, March 4 2004

The nomination committee proposes Nancy McKinstry be elected Director of the Board and re-election of Peter L. Bonfield,

Sverker Martin-Löf, Eckhard Pfeiffer, Michael Treschow, Lena Torell, Marcus Wallenberg, Arne Mårtensson and Carl-Henric Svanberg. Peter Sutherland has declined re-election.

As a consequence, the nomination committee proposes the number of Board members be nine, and that no deputy Board members be appointed.

Also, the committee suggests that the fee to the Board of Directors be maximum SEK 8 million to be distributed by the Board of Directors among its members.

It is proposed the annual general meeting of shareholders on April 6, 2004 elects Peter Clemedtson auditor, presently deputy auditor,

ÖhrlingPricewaterhouseCoopers, and Robert Barnden, ÖhrlingPricewaterhouseCoopers, deputy auditor for the remaining mandate period, i.e. up to and including the annual general meeting of shareholders 2007. Carl-Eric Bohlin has informed the Board of

Directors that for personal reasons he will resign from his position as auditor of Ericsson effective from the close of the annual general meeting of shareholders 2004.

Regarding the election of members of the nominations committee and determination of the fee to the committee, the company has received proposals for appointment of the following five members; Bengt Belfrage, Nordea Fonder, Christer Elmehagen, AMF Pension, Anders Nyrén, Industrivärden, Björn Svedberg, Investor, and Michael Treschow as members of the nomination committee until the end of the annual general meeting in 2004. Further, the nomination committee proposes no fee be paid to the committee for this period.

The Board of Directors proposes no dividend be paid for year 2003.

The annual general meeting will also discuss implementation of a Long Term Incentive Plan 2004, instruction to the Board of Directors, amendment of one parameter of the Stock Purchase Plan 2003, and transfer of own shares.

Notice convening the meeting and an agenda will be published in Svenska Dagbladet, Dagens Nyheter, Post och Inrikes Tidningar and Financial Times on March 5, 2004 and at http://www.ericsson.com/investors.

The Board of Directors’ complete proposals for resolutions will be available from March 23, 2004. The proposals will be sent to shareholders free of charge upon request. The proposals will also be available at the company’s home page www.ericsson.com/investors as from the same date.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

    Media

Åse Lindskog, Head of Media Relations

    Communications

Phone: +46 8 719 9725; +46 8 719 6992

E-mail: press.relations@ericsson.com

    Investors

Lotta Lundin, Investor Relations

    Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 4, 2004